UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the ongoing impact of 2019 novel coronavirus (“COVID-19”), including the partial lockdowns implemented in various cities in the People’s Republic of China, or PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC (including but not limited to cord blood license related regulations, Biosecurity laws, antitrust laws) and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the potential acquisition of Cellenkos, Inc. (“Cellenkos”) and the rights to develop and commercialize all of its existing and future products worldwide except those related to Cellenkos’s existing collaboration with Incyte Corporation and related litigation matters pending in the Cayman Islands and the British Virgin Islands; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and year ended March 31, 2022 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2021 and 2022

	March 31,	March 31,
	2021	2022
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	6,075,798	6,660,984	1,050,744
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; March 31, 2022: RMB160,445 (US$25,309))	130,298	161,302	25,445
Inventories	44,257	45,879	7,237
Prepaid expenses and other receivables	47,788	66,838	10,545
Total current assets	6,298,141	6,935,003	1,093,971
Property, plant and equipment, net	498,656	473,811	74,742
Operating lease right-of-use assets	5,039	2,880	454
Non-current deposits	344,752	346,228	54,616
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; March 31, 2022: RMB59,037 (US$9,313))	217,208	254,798	40,193
Inventories	91,446	95,163	15,012
Intangible assets, net	88,202	83,581	13,184
Investment in equity securities at fair value	117,911	93,174	14,698
Other equity investment	189,129	189,129	29,834
Deferred tax assets	55,845	60,758	9,584
Total assets	7,906,329	8,534,525	1,346,288

LIABILITIES
Current liabilities
Accounts payable	9,479	8,330	1,314
Accrued expenses and other payables	136,448	148,659	23,451
Operating lease liabilities	1,636	147	23
Deferred revenue	449,359	458,262	72,289
Income tax payable	29,547	31,160	4,915
Total current liabilities	626,469	646,558	101,992
Non-current deferred revenue	2,392,906	2,473,549	390,193
Non-current operating lease liabilities	147	—	—
Other non-current liabilities	482,224	505,166	79,688
Deferred tax liabilities	16,132	24,280	3,830
Total liabilities	3,517,878	3,649,553	575,703

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2021 and 2022, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	331,516
Treasury stock, at cost (March 31, 2021 and 2022: 136,899 shares, respectively)	(2,815)	(2,815)	(444)
Accumulated other comprehensive losses	(103,179)	(106,786)	(16,845)
Retained earnings	2,386,187	2,887,252	455,453
Total equity attributable to Global Cord Blood Corporation	4,381,858	4,879,316	769,693
Non-controlling interests	6,593	5,656	892
Total equity	4,388,451	4,884,972	770,585
Total liabilities and equity	7,906,329	8,534,525	1,346,288

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year Ended March 31, 2021 and 2022

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	302,321	297,209	46,884	1,159,639	1,243,255	196,119
Cost of revenues	(45,908)	(41,976)	(6,621)	(178,947)	(183,307)	(28,916)
Gross profit	256,413	255,233	40,263	980,692	1,059,948	167,203
Operating expenses
Research and development	(5,486)	(4,780)	(754)	(23,769)	(22,296)	(3,517)
Sales and marketing	(59,513)	(59,482)	(9,383)	(237,691)	(241,725)	(38,132)
General and administrative	(43,171)	(48,833)	(7,703)	(174,362)	(187,062)	(29,509)
Total operating expenses	(108,170)	(113,095)	(17,840)	(435,822)	(451,083)	(71,158)
Operating income	148,243	142,138	22,423	544,870	608,865	96,045
Other income/(expenses), net
Interest income	8,132	8,426	1,329	30,899	32,609	5,144
Foreign currency exchange (losses)/gains	(28)	(247)	(39)	155	(642)	(101)
Change in fair value of equity securities	(4,722)	(13,975)	(2,204)	25,385	(20,391)	(3,217)
Dividend income	—	—	—	1,281	1,120	177
Others	3,091	3,723	587	8,161	6,274	990
Total other income/(expenses), net	6,473	(2,073)	(327)	65,881	18,970	2,993
Income before income tax	154,716	140,065	22,096	610,751	627,835	99,038
Income tax expense	(24,415)	(33,267)	(5,248)	(94,546)	(118,352)	(18,669)
Net income	130,301	106,798	16,848	516,205	509,483	80,369
Net income attributable to non-controlling interests	(2,567)	(2,082)	(328)	(7,958)	(8,418)	(1,328)
Net income attributable to Global Cord Blood Corporation’s shareholders	127,734	104,716	16,520	508,247	501,065	79,041

Earnings per share:
Attributable to ordinary shares
- Basic	1.05	0.86	0.14	4.18	4.12	0.65
- Diluted	1.05	0.86	0.14	4.18	4.12	0.65

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments	414	(68)	(11)	(8,516)	(3,607)	(569)
Comprehensive income	130,715	106,730	16,837	507,689	505,876	79,800

Comprehensive income attributable to non-controlling interests	(2,567)	(2,082)	(328)	(7,958)	(8,418)	(1,328)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	128,148	104,648	16,509	499,731	497,458	78,472

Other Events

On July 5, 2022, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and year ended March 31, 2022. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated July 5, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: July 5, 2022